 May 19, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention: Barbara C. Jacobs

Re: Amendment No. 3 to Registration Statement on

Form S-1 Filed May 19, 2015 (File No. 333-194824)

Dear Ms. Jacobs:

On behalf of our client, Geospatial Corporation, a Nevada corporation (the “Company”), we are submitting herewith electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (File No. 333-14824) (the “Registration Statement”). In connection with such submission, set forth below is the Company’s response to the comments of the Staff communicated in its letter addressed to the Company, dated March 20, 2015.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in Amendment No. 3.

Risk Factors

We are an “emerging growth company…,” page 8

1.	Please revise this risk factor to describe how and when a company may lose emerging growth company status and state your election under Section 107(b) of the JOBS Act..

After further review of the JOBS Act, the Company has concluded that it does not qualify for emerging growth company status because the Company’s IPO occurred in 1996. The Company has therefore removed all references to emerging growth company status from the Registration Statement.

Securities and Exchange Commission

May 18, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 10

2.	Please revise this section to disclose the material terms of the convertible promissory note issued to Horberg Enterprises on January 16, 2015 and the intended use of the net proceeds from the sale.

The Company has revised the disclosure on page 10 in response to the Staff’s comment.

Financial Statements, page F-1

3.	Please revise your filing to provide audited financial statements as of your most recent fiscal year end. Refer to Item 8-08 of Regulation S-X.

The Company has its filing in response to the Staff’s comment to provide audited financial statements as of and for the fiscal year ended December 31, 2014 and unaudited financial statements as of and for the quarter ended march 31, 2015.

Should any questions arise in connection with the submission or this response letter, please contact the undersigned at (412) 258-6718.

Sincerely,

David J. Lowe

DJL/jd

cc: Mr. Mark A. Smith (via email)